Revelation Biosciences, Inc.

4660 La Jolla Village Drive

San Diego, California 92122

January 30, 2024

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Cindy Polynice
Laura Crotty

Re:	Revelation Biosciences, Inc.
Registration Statement on Form S-1
Commission File No. 333-276232

Mesdames Polynice and Crotty:

On behalf of Revelation Biosciences, Inc. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 5:15pm on January 31, 2024, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours,

Revelation Biosciences, Inc.

/s/ Chester S. Zygmont, III
Chief Financial Officer